M A Y E R  •  B R O W N

Mayer Brown LLP

350 South Grand Ave. 25th Floor

Los Angeles, CA 90071

Paul C. de Bernier

Direct Tel 213 229 9542

Direct Fax 213 576 8108

pdebernier@mayerbrown.com

December 31, 2012

Ernest Greene

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

United States of America

By fax: (703) 813 6968

Innospec Inc. –Extension of SEC comment letter response date

Dear Mr. Greene,

Mayer Brown LLP is counsel to Innospec Inc. This letter confirms our conversation with your office that Innospec Inc. has until January 24, 2013 to respond to the SEC comment letter dated December 21, 2012. This correspondence will be included in the company’s EDGAR correspondence file.

Please call me at (213) 229 9542 if I can be of any further assistance.

Yours sincerely,

/s/ Paul de Bernier

Paul de Bernier